AB 3/16

07004589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2007 WASH, D.C. 210

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Marathon Finacial Group, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South La Salle Street
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Vaile 312-694-6005
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

401 S. La Sallee Suite 302 (Address) Chicago, (City) IL (State) 60605 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, John Vaile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Marathon Financial Group, Inc, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
JOHN J. KIELY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/14/2010

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARATHON FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

December 31, 2006

Marathon Financial Group, Inc.
Annual Report
For the Year Ended December 31, 2006

Table of Contents

Robert Cooper & Company CPAs P.C.
401 S. La Salle Street Suite 302.
Chicago, Illinois 60605
312-952-9910
Fax: 312-322-2238

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Marathon Financial Group, Inc.

We have audited the accompanying consolidated statement of financial condition of **Marathon Financial Group, Inc.** (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to **Marathon Financial Group, Inc.** as of December 31, 2006 above present fairly, in all material respects, the consolidated financial position of, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPAs P.C.
Chicago, Illinois 60605
February 18, 2007

Marathon Financial Group, Inc..
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	33,722
Certificate of deposit		60,448
Loans to shareholders		48,165
Prepaid taxes		19,200
Total Assets	$	142,335

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Income taxes payable	$	0
Management fee payable		0
		0
Stockholders Equity		
Common Stock - no par value 10,000 shares authorized 1,000 issued and outstanding		1,000
Additional Paid in Capital		11,000
Retained earnings		130,335
		142,335
Total liabilities and stockholders equity	$	142,335

The accompanying notes should be read in conjunction with the financial statements

Marathon Financial Group, Inc..
Statement of Income
For the Year Ended December 31, 2006

REVENUES		
Commissions	$	1,077,712
Reimbursed expenses		5,243
Interest and Dividends		448
Total Revenues		1,083,403
EXPENSES		
Commissions and fees		20
Other cash tax expense		300
Insurance and other fees		5,090
Management fee		1,080,000
Total Expenses		1,085,410
Net profit before provision of income taxes		(2,007)
Federal Income tax provision		(2,933)
State tax provision		0
Net Income for year	$	926

The accompanying notes should be read in conjunction with the financial statements

Marathon Financial Group, Inc..

Statement of Changes of Owner's Equity

For the Year Ended December 31, 2006

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances				
January 1, 2006	$1,000	$11,000	$129,409	$141,409
Distributions			0	0
Net Income for year			926	926
December 31, 2006	$1,000	$11,000	$130,335	$142,335

The accompanying notes should be read in conjunction with the financial statements

Marathon Financial Group, Inc..
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities		
Net Income	$	926
Items not effecting cash		
Amortization		0
Adjustments to reconcile net income to net cash used in operating activities		
Increase in prepaid taxes		(19,200)
Decrease in taxes payables		(27,635)
Correction of prior tax payment		18,751
Net cash used in operating activities		(27,158)
Cash flows from investing activities		
Purchase of certificate of deposit		(60,000)
Net cash used in investing activities		(60,000)
Increase in Cash	$	(87,158)
Cash, beginning of year		120,880
Cash at end of year	$	33,722

No interest expense was paid during the year.

The accompanying notes should be read in conjunction with the financial statements

MARATHON FINANCIAL GROUP, INC.
(An Illinois Corporation)
Notes to Financial Statements
December 31, 2006

1. COMPANY ORGANIZATION

Marathon Financial Group, Inc. (The Company) was incorporated under the laws of the State of Illinois on August 30, 1996. Marathon Financial Group, Inc. is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the NASD. Marathon Financial Group, Inc. was formed for the primary purpose of engaging in proprietary trading and executing securities transactions for others for a commission. They do not trade for their own account nor do they hold positions or hold customers funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is engaged in a single line of business as a broker in which they execute trades for customers on a commission basis. The Company does not hold customer funds. Nor do they engage in proprietary trading.

Income Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as the transactions occur.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

Receivables from brokers and dealers represent primarily cash held on deposit.

Income Taxes

At December 31, 2006, the Company had no taxable income. The statutory corporate federal rate for a personal service corporation is a flat 35%. The Illinois corporate rate is 7.3% of taxable income. Federal Income and state taxes prepaid totaled $19,200..

MARATHON FINANCIAL GROUP, INC.
(An Illinois Corporation)
Notes to Financial Statements
December 31, 2006

4. NET CAPITAL REQUIREMENTS

As a registered NASD broker-dealer, Marathon Financial Group, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Marathon Financial Group, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2006, had $74,950 of net capital which was $69,950 in excess of the required minimum net capital.

5. RELATED PARTIES

The Company pays a management fee to Vaile Financial Group, Inc to pay for operating expenses. During the year the amount paid to Vaile Financial Group was $1,080,000..

6. SUBSEQUENT EVENTS

Nothing to report.

SCHEDULE I

Marathon Financial Group, Inc..
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2006

Total stockholder's equity	$ 142,335
Unallowable assets	67,365
Haircut's required	0
Net Capital	74,970
Minimum net capital requirement	0
Excess Net capital	$ 74,970
Excess net capital at 1000%	$ 74,970

The accompanying notes should be read in conjunction with the financial statements

Marathon Financial Group, Inc..
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2006

OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Management fee payable	$ 0
Taxes payable	0
	$ 0

Ratio: Aggregate Indebtedness
to Net Capital 0.0000%
to 1

Statement pursuant to paragraph (d) (4) of rule 17a-5:
There are no material differences between the amount presented in the computation of net capital as above and teh amount as reported in the Company's unaudited Part IIA FOCUS report as of December 31, 2006.

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE II

MARATHON FINANCIAL GROUP, INC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2006

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: Marathon Financial Group, Inc., is exempt from Rule 15c3-3, as it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
401 S. La Salle Street Suite 302
Chicago, Illinois 60605
312-952-2151
Fax: 312-322-2238

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
Marathon Financial Group, Inc.

In planning and performing our audit of the financial statements of **Marathon Financial Group, Inc.** for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Marathon Financial Group, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Robert Cooper & Company CPAs P.C.
February 18, 2007

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2006

To the best of my knowledge and belief, the information contained herein is accurate and complete.

John P. Vaile
President
Marathon Financial Group, Inc

END